EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)
(in millions except ratio amounts, unaudited)

                                                                 24 Weeks Ended
                                                               --------------------
                                                                6/16/01     6/10/00
                                                               --------    --------
Earnings:

Income before income taxes............................           $1,667      $1,448

Unconsolidated affiliates interests, net..............              (68)        (48)

Amortization of capitalized interest..................                3           3

Interest expense......................................               81         103

Interest portion of rent expense (b)..................               20          14
                                                               --------    --------

  Earnings available for fixed charges................           $1,703      $1,520
                                                               ========    ========

Fixed Charges:

Interest expense......................................           $   81      $  103

Capitalized interest..................................                1           2

Interest portion of rent expense (b)..................               20          14
                                                               --------    --------

  Total fixed charges.................................           $  102      $  119
                                                               ========    ========

Ratio of Earnings to Fixed Charges....................            16.76       12.78
                                                               ========    ========

(a)   Based on unrounded amounts.

(b)   One-third of net rent expense is the portion deemed representative of the interest factor.